III Quarter 2002 Results

For further information, please contact:



Nicolás Ibáñez S.
CEO
nibanez@dys.cl
(56 – 2) 200 5201



Miguel Núñez S.
CFO
mnunez@dys.cl
(56 -2) 200 5735



Loreto Bradford V.
Investor Relations
lbradford@dys.cl
(56 – 2) 200 5363

Contents

I. Highlights

Increase of gross income
During the third quarter 2002 the Company presents a 10.3% increase in gross income, which amounted to US$78.7 million, corresponding to a 23.9% of net revenues. This is a result of the policies implemented by the Company in order to increase gross income margin by means of Category Management, negotiations with suppliers, development of non-food areas and private labels and the cancelation of some practices such as wholesale of items included in promotions.

Opening of new stores
During the third quarter, the Company opened two new stores in regions: Ekono Miraflores supermarket in the city of Viña del Mar (September 12, 1,408 sq. m.) and one Lider hypermarket in the city of Rancagua (September 17, 7,336 sq.m.). Thus, at September 30 of the current year, five new Lider hypermarkets and one Ekono supermarket have been opened in regions, and six Ekono supermarkets have been transformed into Lider Vecino hypermarkets in Santiago, with a total increase of **36,551** sq.m. of sales area. These openings and transformations are consistent with the Company's strategy to increase national coverage by expanding into regions.

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at September 30, 2002 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$ 748.73).

I.1. Complementary Information

Material Event: Registration of Line of Commercial Papers ("Efectos de Comercio")

On August 27, 2002 the Board of Distribución y Servicio D&S S.A. ("D&S"), during a regular meeting, approved to proceed with the filing of a request before that Superintendency for the registration of a line of commercial papers with the following main features:

a)   Maximum fixed amount of the line: 2,150,000 *unidades de fomento*.

b)   Duration term of the line: 10 years.

c)   Type of commercial papers: promissory notes.

In the same meeting, the Board also conferred authority on Messrs. Nicolás Ibáñez Scott, Miguel Núñez Sfeir and José Ricardo Mendoza Vivanco, empowering them to, acting individually any one of them on behalf of the company, among other matters: **i)** determine all other specific characteristics of the line and the commercial papers that will be issued, such as if the issue will be materialized or not, if the papers shall be nominative, to the order or the bearer, the series, cuts and currency of each issue, the duration term of each issue, any applicable extraordinary amortizations and renewals, specific guarantees that shall be granted, rules on the replacement and exchange of documents, the timing and amount of each issue against the line that will be registered, monetary adjustment and interest of each issue, and, in general, any other matter relating to the line of commercial papers which registration will be requested and the commercial papers that shall be issued against it which has not been decided by the Board; **ii)** represent the company in the retention of all legal and financial advisors, of capital markets intermediaries and of securities deposit and custody private entities which are required for the referred registration and issuing; and **iii)** represent the company in all filings, actions and proceedings related to the registration of the line of commercial papers and the issue of the corresponding securities, including but not limited to powers to represent it before that Superintendency and risk rating agencies.

As of this date, no new developments have taken place in connection to this matter.

II. Comments from the CEO

During the third quarter 2002 same store sales decreased by 4.0% and total sales increased by 5.7% in comparison with the same period of 2001. These figures evidence the stagnant economic conditions affecting the country, with low consumption levels and high unemployment rates (9.7% countrywide in September 2002). Sales for the quarter, in particular during the month of September, were also affected by the National Holidays on Wednesday 18th and Thursday 19th, which implied that for most of the population the following Friday was also a holiday, and in many cases some families took the whole week off. Despite September sales, the Company performance in terms of sales is still above that of the supermarket industry, which records a 2.9% drop in same store sales as of September 30 of the current year, whereas D&S shows a 0.5% same store sales increase in the same period.

The policies implemented by the company in order to improve gross income margin by means of Category Management, negotiations with suppliers, further development of non-food areas and private labels, and the suspension of practices such as wholesale of items included in promotions resulted in a 10.3% increase of gross income, which amounted to US$78.7 million, representing a 23.9% of net revenues. However, recurring operating expenses present a 23.2% increase over the same period the former year, exceeding growth rates of total revenues and gross income. The increase in operating expenses – resulting from our aggressive expansion program - had a negative impact on the Company operating income and EBITDA, which decreased by 8.5% and 2.5%, respectively, in comparison with former year results.

As of September 30, 2002, the debt/shareholder's equity ratio is 0.85 times and the Company records financial debt in the amount of US$343.3 million, all Chilean pesos denominated, with no relevant obligations in US dollars. Of the total debt, 49.7% corresponds to short-term obligations.

During the third quarter the Company opened a new Ekono Supermarket (Miraflores) in the city of Viña del Mar, V Region (September 12) and one Lider hypermarket in Rancagua, VI Region (September 17). In sum, at September 30, 2002, 5 new Lider hypermarkets and one Ekono supermarket have been opened in Regions, and 6 Ekono supermarkets have been transformed into Lider Vecino hypermarkets in Santiago.
Additionally, as of the date of this report, a new Lider Vecino has been opened in the city of Los Angeles, VIII Region (October 25), with 3,643 sq.m. of sales area.

As of September 30 of the current year, in accordance with the expansion program approved by the Board, the Company has made investments in the amount of US$72.0 million. The company expects to complete the expansion program for 2002 within the US$100 million budget agreed upon by the Board.

Even though our priorities continue to be increasing our national coverage, grow in our core business and promote further development in our non-traditional business areas, thus increasing our share in family spending (share of wallet); our daily operations are mainly focused in improving efficiency standards within the Company for higher profitability and returns of our businesses.

Sales

Gross Income, Operating Income and EBITDA

Financial Structure

New Store Openings

CAPEX

Priorities

III. Income Statement Third Quarter 2002

Net revenues for the third quarter 2002 totaled US$329.7 million, representing a 6.3% increase compared to the same period of 2001. This increase is attributed to a 5.6% total sales increase entirely contributed by new stores, along with an 11.7% increase in other revenues. Same store sales, on the other hand, dropped by 4.0% in the quarter in comparison with the same period the former year. This drop is due to the sustained economic contraction and persistently low consumption levels resulting from high unemployment rates, in addition to a negative calendar effect given by the calendar position of the National Holidays as explained before, and the fact that the first weekend of September included one day only.

TABLE N°1: Third Quarter Results

	2002			2001			Change
	Ch$ millions	US$ millions	%	Ch$ millions	US$ millions	%	%
Sales	219,665	293.4	89.0%	208,000	277.8	89.5%	5.6%
Other Income	27,205	36.3	11.0%	24,324	32.5	10.5%	11.8%
Net revenues	**246,869**	**329.7**	**100.0%**	**232,324**	**310.3**	**100.0%**	**6.3%**
Cost of sales	187,969	251.1	76.1%	178,937	239.0	77.0%	5.0%
Gross Income / Margin	58,900	78.7	23.9%	53,386	71.3	23.0%	10.3%
Recurring Operating Expenses	38,044	50.8	15.4%	30,879	41.2	13.3%	23.2%
Start-up Expenses	561	0.7	0.2%	1,697	2.3	0.7%	-66.9%
Total Operating Expenses (SG&A)	38,605	51.6	15.6%	32,576	43.5	14.0%	18.5%
EBITDA	**20,295**	**27.1**	**8.2%**	**20,810**	**27.8**	**9.0%**	**-2.5%**
Depreciation	8,271	11.0	3.4%	7,675	10.3	3.3%	7.8%
Total Operating Expenses	**46,876**	**62.6**	**19.0%**	**40,251**	**53.8**	**17.3%**	**16.5%**
Operating Income	**12,024**	**16.1**	**4.9%**	**13,135**	**17.5**	**5.7%**	**-8.5%**
Financial Expenses	(3,350)	(4.5)	-1.4%	(3,101)	(4.1)	-1.3%	8.0%
Other Non-operating Income (Expenses)	3,142	4.2	1.3%	4,189	5.6	1.8%	-25.0%
Monetary Correction	3,274	4.4	3.5%	4,538	6.1	4.3%	-27.9%
Non-Operating Income	**(208)**	**(0.3)**	**-0.1%**	**1,087**	**1.5**	**0.5%**	**-119.2%**
Income before Tax	11,816	15.8	4.8%	14,223	19.0	6.1%	-16.9%
Income Tax	(1,971)	(2.6)	-0.8%	(2,545)	(3.4)	-1.1%	-22.6%
Minority Interest	(24)	(0.0)	0.0%	(40)	(0.1)	0.0%	-40.3%
Income	9,821	13.1	4.0%	11,637	15.5	5.0%	-15.6%
Amortization of Goodwill	86	0.1	0.0%	88	0.1	0.0%	-2.2%
Net Income	**9,907**	**13.2**	**4.0%**	**11,725**	**15.7**	**5.0%**	**-15.5%**

(Exchange rate US$ =Ch$ 748.73)

Gross income reached US$78.7 million, equivalent to a 23.9% of net revenues, representing a 10.3% increase compared to the same period of 2001.

Recurring operating expenses amounted to US$50.8 million, equivalent to 15.4% of net revenues, representing a 23.2% increase over the third quarter the former year. This increase is attributable to higher marketing and selling expenses mainly from the new stores, which are not offset by their level of revenues.

Start-up expenses totaled US$0.7 million, equivalent to a 0.2% of net revenues, resulting from our expansion program which included two new store openings during the quarter: one Ekono supermarket and one Lider hypermarket (Ekono Miraflores and Lider Rancagua).

Consequently, total operating expenses amounted to US$51.6 million, equivalent to a 15.6% of net revenues, representing an 18.5% increase over the same period in 2001.

EBITDA for the third quarter 2002 was US$27.1 million, which corresponds to an 8.2% of total revenues, representing a 2.5% decrease compared to the same period in 2001.

Operating income decreased by 8.5% in the third quarter compared to the previous year, due to higher recurring operating expenses, 23.2% higher than in 2001, as explained above.

Non-operating income (loss) amounted to US$0.3 million loss, equivalent to a 0.1% of net revenues, presenting a 119.2% loss increase compared to the former year. Even though during the third quarter 2002 a strong monetary correction was recorded as a result of the gain from currency exchange difference (which is originated in the US dollars account receivable from Disco S.A.), this gain was 27.9% lower than the amount recorded during the third quarter 2001, which together with an 8.0% increase in financial expenses, results in a 119.2% lower non-operating income compared to the same period of 2001, when it amounted to US$1.5 million.

Net income for the third quarter 2002 is the amount of US$13.2 million, corresponding to a 4.0% of net revenues, which represents a 15.5% decrease compared to the same period in the year 2001.

Consolidated Results Period January-September 2002

TABLE N°2: Results January - September

	2002			2001			Change
	Ch$ millions	US$ millions	%	Ch$ millions	US$ millions	%	%
Sales	654,060	873.6	88.6%	585,955	782.6	89.8%	11.6%
Other Income	83,839	112.0	11.4%	66,377	88.7	10.2%	26.3%
Total Net revenues	**737,900**	**985.5**	**100.0%**	**652,332**	**871.3**	**100.0%**	**13.1%**
Cost of sales	566,123	756.1	76.7%	505,154	674.7	77.4%	12.1%
Gross Margin	171,777	229.4	23.3%	147,178	196.6	22.6%	16.7%
Total Recurring Operating Expenses	109,570	146.3	14.8%	86,969	116.2	13.3%	26.0%
Start-up Expenses	4,329	5.8	0.6%	2,255	3.0	0.3%	92.0%
Total Operating Expenses (SG&A)	113,898	152.1	15.4%	89,223	119.2	13.7%	27.7%
EBITDA	**57,879**	**77.3**	**7.8%**	**57,955**	**77.4**	**8.9%**	**-0.1%**
Depreciation	24,694	33.0	3.3%	22,828	30.5	3.5%	8.2%
Total Operating Expenses	**138,592**	**185.1**	**18.8%**	**112,051**	**149.7**	**17.2%**	**23.7%**
Operating Income	**33,185**	**44.3**	**4.5%**	**35,127**	**46.9**	**5.4%**	**-5.5%**
Financial Expenses	(9,882)	(13.2)	-1.3%	(9,289)	(12.4)	-1.4%	6.4%
Other Non-operating Income (Expenses)	4,951	6.6	0.7%	8,390	11.2	1.3%	-41.0%
Monetary Correction	5,632	7.5	0.8%	8,497	11.3	1.3%	-33.7%
Non-Operating Income	**(4,931)**	**(6.6)**	**-0.7%**	**(899)**	**(1.2)**	**-0.1%**	**448.6%**
Income before Tax	28,254	37.7	3.8%	34,229	45.7	5.2%	-17.5%
Income Tax	(4,536)	(6.1)	-0.6%	(5,669)	(7.6)	-0.9%	-20.0%
Minority Interest	(71)	(0.1)	0.0%	(113)	(0.2)	0.0%	-37.1%
Income	23,647	31.6	3.2%	28,446	38.0	4.4%	-16.9%
Amortization of Goodwill	258	0.3	0.0%	260	0.3	0.0%	-0.8%
Net Income	**23,905**	**31.9**	**3.2%**	**28,706**	**38.3**	**4.4%**	**-16.7%**

(Exchange rate US$ =Ch$ 748.73)

Income Statement Period January-September 2002

During period January-September of the current year, total sales amounted to US$873.6 million (corresponding to an 88.6% of total revenues), which represents an 11.6% increase over the former year, while same stores sales present a 0.5% increase over the year 2001. This scarce same store sales growth is entirely contributed by the good performance of 6.6% same store sales growth during the first quarter, which recorded lower unemployment rates than the third quarter (8.8% for the period January-march, compared to 9.7% for the period July-September 2002).

Net revenues totaled US$985.5 million, representing a 13.1% increase compared to the same period in 2001.

Gross income totaled US$229.4, corresponding to a 23.3% of net revenues, and representing a 16.7% increase over the same period of 2001 when it totaled US$196.6 million and represented a 22.6% of net revenues. This improvement is due to the higher commercial margin, increased commercial activity with suppliers and higher logistic revenues.

Recurring operating expenses (SG&A excluding depreciation and amortization) amounted to US$146.3 million or 14.8% of total revenues, presenting a 26.0% increase over the period January-September of the former year. This increase is explained by the opening of new stores.

Start-up expenses totaled US$5.8 million, equivalent to a 0.6% of net revenues, a 92.0% higher than during the former year. This increase results from the expansion program undertaken by the Company, which considered the opening of five new Lider hypermarkets (Concepción II, Puerto Montt, Calama, Valdivia and Rancagua), and the conversion of six Ekono supermarkets into the Lider Vecino format in the period January-September 2002.

EBITDA presents practically no change (0.1% decrease compared to the same period of 2001), totaling US$77.3 million, which represents a 7.8% of total revenues.

Operating income decreased by 5.5% totaling US$44.3 million, representing a 4.5% of total revenues.

Non-operating income (loss) amounted to US$6.6 million loss (equivalent to a 0.7% of net revenues) which represents a 448.6% of loss increase compared to the same period of 2001 when this figure was US$1.2 million of loss, or 0.1% of net revenues. This result is explained mainly by a 33.7% gain reduction from currency exchange differences in addition to a 6.4% increase in financial expenses compared to results for the period January-September 2001.

The income statement for the period January-September 2002 shows net income of US$31.9 million, corresponding to a 3.2% of net revenues, representing a 16.7% decrease when compared to results for the same period in 2001.

IV. Sales and Other Indicators

IV.1. Sales

IV.1.A. Total Sales and Same Store Sales

Second Quarter 2002

During the third quarter of 2002 there was a 5.7% increase in total sales compared to the same period of 2001. Same store sales, on the other hand, decreased by 4.0% compared to the third quarter 2001, explained by the 6.3% decrease in sales per transaction, which is partially offset by the 2.4% increase in the number of transactions. Thus, the increase in total sales is given by new stores opened during the first half of 2002, while same store sales figures show the adverse effects of a complex economic environment characterized by low consumption levels and high unemployment, with further deterioration due to the unfavourable composition of the month of September.

TABLE 3: D&S TOTAL RETAIL SALES

	TOTAL STORES							SAME STORES						
	Q1	Q2	Q3	Q4	H1	9M	TOTAL	Q1	Q2	Q3	Q4	H1	9M	TOTAL
TOTAL D&S														
2002	212,310	221,358	219,369		433,668	653,037		188,227	189,924	194,952		378,151	573,103	
2001	180,379	196,460	207,566	245,396	376,839	584,405	829,801	176,517	190,418	203,128		366,934	570,063	
% Change YoY	17.7%	12.7%	5.7%		15.1%	11.7%		6.6%	-0.3%	-4.0%		3.1%	0.5%	
SUPERMARKETS														
2002	47,088	41,080	39,442		88,168	127,610		45,356	40,601	39,193		85,956	125,150	
2001	53,069	59,603	59,061	44,841	112,672	171,734	216,574	43,316	42,855	42,062		86,171	128,233	
% Change YoY	-11.3%	-31.1%	-33.2%		-21.7%	-25.7%		4.7%	-5.3%	-6.8%		-0.2%	-2.4%	
% D&S 2002	22.2%	18.6%	18.0%		20.3%	19.5%		24.1%	21.4%	20.1%		22.7%	21.8%	
% D&S 2001	29.4%	30.3%	28.5%	18.3%	29.9%	29.4%	26.1%	24.5%	22.5%	20.7%		23.5%	22.5%	
HYPERMARKETS														
2002	165,201	180,278	179,927		345,478	525,405		132,466	130,101	133,742		262,566	396,309	
2001	127,058	136,733	148,298	200,380	263,791	412,088	612,468	127,058	134,447	144,067		261,504	405,572	
% Change YoY	30.0%	31.8%	21.3%		31.0%	27.5%		4.3%	-3.2%	-7.2%		0.4%	-2.3%	
% D&S 2002	77.8%	81.4%	82.0%		79.7%	80.5%		70.4%	68.5%	68.6%		69.4%	69.2%	
% D&S 2001	70.4%	69.6%	71.4%	81.7%	70.0%	70.5%	73.8%	72.0%	70.6%	70.9%		71.3%	71.1%	
GROCERIES														
2002	88,771	94,476	93,214		183,247	276,461		79,268	82,016	83,724		161,284	245,009	
2001	76,263	87,301	91,010	100,878	163,563	254,573	355,451	74,752	84,722	89,493		159,474	248,967	
% Change YoY	16.4%	8.2%	2.4%		12.0%	8.6%		6.0%	-3.2%	-6.4%		1.1%	-1.6%	
% D&S 2002	41.8%	42.7%	42.5%		42.3%	42.3%		42.1%	43.2%	42.9%		42.7%	42.8%	
% D&S 2001	42.3%	44.4%	43.8%	41.1%	43.4%	43.6%	42.8%	42.3%	44.5%	44.1%		43.5%	43.7%	
PERISHABLES														
2002	71,798	78,054	80,167		149,852	230,019		63,680	66,989	71,403		130,668	202,071	
2001	63,275	70,194	76,356	84,223	133,469	209,825	294,049	61,740	68,116	74,726		129,856	204,582	
% Change YoY	13.5%	11.2%	5.0%		12.3%	9.6%		3.1%	-1.7%	-4.4%		0.6%	-1.2%	
% D&S 2002	33.8%	35.3%	36.5%		34.6%	35.2%		33.8%	35.3%	36.6%		34.6%	35.3%	
% D&S 2001	35.1%	35.7%	36.8%	34.3%	35.4%	35.9%	35.4%	35.0%	35.8%	36.8%		35.4%	35.9%	
NON-FOOD														
2002	51,801	48,869	46,044		100,669	146,714		45,338	40,949	39,875		86,287	126,162	
2001	40,846	38,958	40,198	60,295	79,804	120,001	180,296	40,030	37,573	38,907		77,603	116,509	
% Change YoY	26.8%	25.4%	14.5%		26.1%	22.3%		13.3%	9.0%	2.5%		11.2%	8.3%	
% D&S 2002	24.4%	22.1%	21.0%		23.2%	22.5%		24.1%	21.6%	20.5%		22.8%	22.0%	
% D&S 2001	22.6%	19.8%	19.4%	24.6%	21.2%	20.5%	21.7%	22.7%	19.7%	19.2%		21.1%	20.4%	

Period January-September 2002

During the period January-September 2002, total sales increased by 11.7%, and same stores sales recorded a 0.5% increase compared to the same period in 2001. As previously stated, the total sales increase is mainly due to the opening of new stores, and the 0.5% same store sales increase for period January-September reflects the persistent stagnantion in domestic consumption.

IV.1.B Total Sales By Format

Third Quarter 2002

Total sales amounted to Ch$179,927 million (US$240.3 million) in the hypermarket division, showing a 21.3% increase compared to the same period of 2001. Thus, the hypermarket division represents an 82.0% of total Company sales compared to a 71.4% in the same quarter of 2002. This increase is explained by the conversion of Ekono supermarkets into Lider Vecino hypermarkets (6 conversions during the current year and 11 stores in total to date), and by the new store openings in the Lider hypermarket format. The preponderant weight of the hypermarket format is consistent with the Company strategy of satisfying most of our customers' needs under one roof (one-stop shopping) at the lowest market prices**.**

Total sales of the supermarket division amounted to Ch$39,442 million (US$52.7 million), 33.2% lower than in the former year, representing an 18.0% of total Company sales. This decrease is explained by the successive transformations of Ekono supermarkets into the Lider Vecino hypermarket format, as described above.

Period January-September 2002
During the period January-September 2002, total sales of the hypermarket division increased by 27.5% compared to the same period the former year, whereas the supermarket division presents a 25.7% decrease as a result of the conversion of Ekono supermarkets into Lider Vecino hypermarkets.

IV.1.C. Same Stores Sales by Format

Third Quarter 2002
In terms of same store sales the hypermarket division presents a 7.2% decrease in the third quarter compared to the same period in 2001, and the supermarket division presents a 6.8% decrease during the period. Consolidated same store sales show a 4.0% decrease compared to the same period the former year (this figure includes sales from the new Lider Vecino hypermarkets resulting from the conversion of existing stores, which are not included in the supermarket division nor in the hypermarket division same store sales figures).

Period January-September 2002
Same stores sales for the period January-September 2002 present a 2.3% decrease in the hypermarket division and a 2.4% decrease in the supermarket division compared to the same period in 2001. Consolidated same store sales increased by 0.5% in comparison with the same period of the former year (this figure includes sales from the new Lider Vecino hypermarkets resulting from the conversion of existing stores not included in the supermarket division nor in the hypermarket division same store sales figures).
.

IV.1.D. Total Sales and Same Store Sales By Business Area

Third Quarter 2002
Total sales during the third quarter 2002 increased by 2.4% in groceries, 5.0% in perishables and 14.5% in the non-food areas (Home, Apparel, Electronics & Appliances, Beauty Aids and Pharmacy). Thus, the non-traditional business areas continue to show higher increases relative to the traditional business areas, consistent with the Company strategy in this sense. Total non-food sales represented a 21.0% of the total Company sales in the third quarter 2002 compared to a 19.4% share of total sales in the same period of the former year.

In terms of same store sales, the non-food areas present a 2.5% increase over the former year, and the areas of groceries and perishables decrease by 6.4% and 4.4%, respectively.

Period January-September 2002
In the period January-September 2002 total sales of groceries, perishables and non-food present increases of 8.6%, 9.6% and 22.3%, respectively, compared to the former year. Thus, as explained above, the sales mix has gradually changed in accordance with the Company strategy, and at September 30 of the current year, groceries represent a 42.3% of total sales, perishables represent a 35.2%, and non-food areas together represent a 22.5% of the Company sales. At the same date in 2001, the sales mix was 43.6% groceries, 35.9% perishables and a 20.5% the non-traditional areas.
In terms of same store sales by business area, sales of groceries and perishables decreased by 1.6% and 1.2% respectively, whereas the non-food areas present an 8.3% increase compared to the same period of the former year.

IV.2. Transactions

IV.2.A. Total Number of Transactions

Third Quarter 2002

The number of transactions in supermarkets presents a 29.7% decrease compared to the same period of the former year. This decrease is explained by the conversion of Ekono supermarkets into Lider Vecino hypermarkets. On the other hand, the total number of transactions in the hypermarket division presents a 46.7% increase compared to the former year, explained mainly by the new store openings, all of them in the hypermarket format (Lider and Lider Mercado).

On a consolidated basis, the total number of transactions for the third quarter 2002 increased by 13.8% compared to the same period the former year.

TABLE 4: TRANSACTIONS

	TOTAL TRANSACTIONS							SAME STORE TRANSACTIONS						
	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S														
2002	27,811	29,117	30,925		56,928	87,853		25,174	25,388	27,452		50,562	78,014	
2001	24,193	26,034	27,254		50,227	77,481		23,474	24,874	26,799		48,348	75,147	
% Change YoY	15.0%	11.8%	13.5%		13.3%	13.4%		7.2%	2.1%	2.4%		4.6%	3.8%	
SUPERMARKETS														
2002	9,640	8,852	8,249		18,492	26,741		9,323	9,269	8,184		18,592	26,776	
2001	10,988	11,833	11,737		22,821	34,558		8,973	9,186	8,279		18,159	26,438	
% Change YoY	-12.3%	-25.2%	-29.7%		-19.0%	-22.6%		3.9%	0.9%	-1.2%		2.4%	1.3%	
HYPERMARKETS														
2002	18,171	20,264	22,675		38,435	61,110		13,931	13,880	15,022		27,811	42,833	
2001	13,154	14,168	15,461		27,322	42,783		13,154	13,881	15,061		27,035	42,096	
% Change YoY	38.1%	43.0%	46.7%		40.7%	42.8%		5.9%	0.0%	-0.3%		2.9%	1.8%	

IV.2.B. Same Store Transactions

Third Quarter 2002

The number of transactions in same stores during the third quarter 2002 compared to the former year remains practically unchanged in the hypermarket division (0.3% decrease) and presents a slight decrease (1,2%) in the supermarkets division.

On a consolidated basis the number of transactions in same stores presents a 2.4% increase during the third quarter 2002 compared to the former year, which is mainly contributed by the new Lider Vecino stores, which are not included in the supermarket format nor in the hypermarket format but add to the number of same store transactions since they are conversions of existing stores.

IV.3. Sales per Transaction

IV.3.A. Total Sales per Transaction

Third Quarter 2002

The average sales per transaction during the third quarter 2002 decreased by 5.0% and 17.3% in the supermarket and hypermarket divisions, respectively. In addition to sustained economic slowdown with low consumption levels, the decrease in sales per transaction in the hypermarket division is explained by the incorporation of new Lider Vecino stores –with lower sales per transaction than Lider stores. On a consolidated basis, average sales per transaction presents a 6.9% decrease compared to the same period of 2001.

TABLE 5: SALES PER TRANSACTION

	TOTAL SALES PER TRANSACTION							SAME STORE SALES PER TRANSACTION						
	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S														
2002	7,634	7,602	7,094		7,618	7,433		7,477	7,481	7,102		7,479	7,346	
2001	7,456	7,546	7,616		7,503	7,543		7,520	7,655	7,580		7,589	7,586	
% Change YoY	2.4%	0.7%	-6.9%		1.5%	-1.4%		-0.6%	-2.3%	-6.3%		-1.5%	-3.2%	
SUPERMARKETS														
2002	4,884	4,641	4,781		4,768	4,772		4,865	5,166	4,789		5,015	4,674	
2001	4,830	5,037	5,032		4,937	4,969		4,827	5,228	5,080		5,031	4,850	
% Change YoY	1.1%	-7.9%	-5.0%		-3.4%	-4.0%		0.8%	-1.2%	-5.7%		-0.3%	-3.6%	
HYPERMARKETS														
2002	9,091	8,896	7,935		8,989	8,598		9,509	9,373	8,903		9,441	9,252	
2001	9,659	9,650	9,591		9,655	9,632		9,659	9,686	9,565		9,673	9,634	
% Change YoY	-5.9%	-7.8%	-17.3%		-6.9%	-10.7%		-1.6%	-3.2%	-6.9%		-2.4%	-4.0%	

IV.3.B. Same Store Sales per Transaction

Third Quarter 2002

The average sales per transaction in same stores presents a 5.7% decrease in the supermarket division and a 6.9% decrease in the hypermarket division during the third quarter of the current year compared to the same period the former year. On a consolidated basis the amount of same store sales per transaction presents a 6.3% decrease compared to the same period in 2001. Lower sales per transaction reflects depressed consumption levels resulting of the sustained economic slowdown affecting the economy.

IV.4. Sales per Square Meter

TABLE 6: SALES PER SQ.METER (AVERAGE)

	TOTAL SALES/SQ.M							SAME STORE SALES/SQ.M					
	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M
TOTAL D&S													
2002	265,232	259,607	242,806		262,331	255,431		265,499	271,691	272,844		262,787	270,011
2001	249,282	266,606	262,668		258,023	259,654	274,589	249,465	292,909	294,119		255,682	278,309
% Change YoY	6.4%	-2.6%	-7.6%		1.7%	-1.6%		6.4%	-7.2%	-7.2%		2.8%	-3.0%
SUPERMARKETS													
2002	249,936	309,426	288,610		274,528	278,732		240,743	305,459	294,866		255,336	275,518
2001	281,683	278,625	276,092		280,057	278,682	361,772	229,915	200,334	181,366		255,975	202,185
% Change YoY	-11.3%	11.1%	4.5%		-2.0%	0.0%		4.7%	52.5%	62.6%		-0.2%	36.3%
HYPERMARKETS													
2002	269,906	255,922	234,643		262,423	252,198		272,833	253,248	241,586		263,997	255,214
2001	237,406	232,281	257,326		234,721	242,383	252,738	308,008	314,191	314,066		262,929	312,184
% Change YoY	13.7%	10.2%	-8.8%		11.8%	4.0%		-11.4%	-19.4%	-23.1%		0.4%	-18.2%

At September 30, 2002 the total sales per square meter of sales area amounted to US$341.2 (Ch$255,431), representing a 1.6% decrease compared to the amount recorded in the same period the former year. This decrease is explained by the incorporation of new stores.

Same store sales per square meter is the amount of US$360.6 (Ch$270,011), representing a 3.0% decrease compared to the same period of the year 2001.

IV.5. Days of Inventory

TABLE 7: DAYS OF INVENTORY (AVERAGE)

	TOTAL STORES							SAME STORES						
	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S														
2002	36.8	36.5	36.0		36.7			25.8	25.2	24.1		25.5		
2001	30.9	31.0	33.5		31.0			23.4	22.4	23.5		22.9		
	6.0	5.5	2.5		5.7			2.4	2.8	0.6		2.6		
GROCERIES														
2002	34.1	33.4	31.0		33.8			23.6	23.0	20.2		23.3		
2001	29.3	30.2	32.9		29.7			20.9	20.8	22.72		20.9		
	4.8	3.2	-1.9		4.0			2.7	2.2	-2.5		2.4		
PERISHABLES														
2002	11.0	11.1	11.1		11.1			7.6	7.6	7.6		7.6		
2001	8.8	10.0	10.5		9.4			7.0	7.5	7.8		7.3		
	2.2	1.1	0.6		1.6			0.6	0.1	-0.2		0.3		
NON-FOOD														
2002	94.8	109.2	88.5		101.5			68.3	76.7	60.7		72.2		
2001	88.3	95.0	107.0		91.5			71.1	72.9	76.8		72.0		
	6.5	14.3	-18.4		10.0			-2.8	3.8	-16.1		0.2		

During the third quarter 2002, the consolidated average number of days of inventory increased by 2.5 days compared to the former year, from 33.5 days in 2001, to 36.0 days in 2002. In same stores, the increase in days of inventory is only 0.6 days, therefore the increase is mainly attributed to new stores.

IV.6. Shrinkage (% of Sales)

TABLE 8: SHRINKAGE (% of SALES)

	TOTAL STORES							SAME STORES						
	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S														
2002	1.76%	1.99%	2.06%		1.90%	1.96%		1.78%	2.05%	2.10%		2.00%	1.97%	
2001	1.96%	1.76%	1.64%		1.86%	1.77%		2.00%	1.81%	1.63%		1.76%	1.77%	
% points	-0.20	0.24	0.42		0.04	0.19		-0.22	0.24	0.47		0.24	0.19	
SUPERMARKETS														
2002	1.69%	1.60%	1.28%		1.63%	1.50%		1.75%	1.37%	1.28%		1.53%	1.48%	
2001	1.34%	1.11%	1.41%		1.47%	1.45%		1.64%	1.37%	1.41%		1.42%	1.44%	
% points	0.34	0.49	-0.13		0.16	0.06		0.11	0.00	-0.13		0.11	0.05	
HYPERMARKETS														
2002	1.78%	2.08%	2.24%		1.96%	2.06%		1.78%	2.22%	2.39%		2.18%	2.14%	
2001	2.22%	2.04%	1.70%		1.97%	1.86%		2.13%	1.92%	1.69%		1.89%	1.89%	
% points	-0.44	0.04	0.54		-0.01	0.20		-0.35	0.30	0.70		0.29	0.25	

In the period January-September 2002, consolidated shrinkage as percentage of total sales increased by 0.19 percentage points compared to the same period of the former year, from 1.77% in 2001 to 1.96 in 2002. This increase is originated in the hypermarket division.

V. Additional Information

V.1. D&S Financial Structure



FIGURE 1: FINANCIAL STRUCTURE (SHORT V/S LONG TERM DEBT)

At September 30, 2002 , the debt/shareholders' equity ratio is 0.85 times, and the Company maintains total financial debt (debt with banks and financial institutions including bonds) equivalent to US$343.3 million, all Chilean pesos denominated, and there are no relevant obligations in US dollars. The main component of the financial debt corresponds to the Bonds issued in December 2000, representing a 31.1% of the total. Of the total amount of debt , 49.7% corresponds to short term obligations.

TABLE 9 :FINANCIAL DEBT		
In US$ Millions US$=Ch$ 748.73		
D&S Bonds	106.8	31.1%
Banco Santander (Ex Santiago)	88.4	25.8%
Banco Santander	43.4	12.6%
Banco del Estado	23.1	6.7%
Banco de Chile	32.2	9.4%
Banco Citibank	7.1	2.1%
Banco de Crédito e Inversiones	12.5	3.6%
Banco Scotiabank	2.3	0.7%
Banco Bice	2.2	0.6%
Banco BHIF	16.7	4.9%
Other creditors	8.7	2.5%
	343.3	100.1%

TABLE 10 : D&S CURRENT RISK RATINGS				As of 09.30.2002
Instrument	Rating Type	Fitch Ratings Chile	Feller Rate Chile	Fitch Ratings USA
Stock	National	Level 2	Level 2	
Bonds	National	AA-	AA-	
Long Term Debt-Local Currency	International			BBB+

On May 2, 2002, Fitch Ratings Chile upgraded the local risk rating of D&S' bonds from A+ to AA- rating.
On July 22, 2002, Feller Rate Clasificadora de Riesgo Ltda. upgraded the local risk rating of D&S' bonds from A+ to AA- rating.

V.2. Means of Payment

During the third quarter 2002, sales on Presto credit card represented an 8.7% of total Company sales, which compares favourably with a 6.2% share of sales in the same period of 2001, presenting an increase of 2.5 percentage points compared to the same period of the former year.

TABLE 11: MEANS OF PAYMENT	2000				2001				2002			
	IQ	IIQ	IIIQ	IVQ	IQ	IIQ	IIIQ	IVQ	IQ	IIQ	IIIQ	IVQ
Cash	63.1%	62.1%	62.4%	62.3%	61.8%	61.2%	59.5%	57.9%	60.0%	59.2%	59.3%	
Checks	19.0%	19.5%	19.1%	17.3%	15.6%	15.8%	15.5%	15.1%	14.6%	14.8%	13.5%	
Credit Cards	12.3%	12.4%	12.2%	10.7%	10.9%	10.8%	11.3%	11.5%	10.0%	10.1%	9.9%	
Presto Card	4.8%	5.3%	5.4%	5.1%	5.6%	6.0%	6.2%	6.8%	6.9%	7.3%	8.7%	
Debit Card	0.1%	0.1%	0.3%	3.2%	5.5%	5.7%	6.9%	7.3%	7.8%	8.1%	7.9%	
Other*	0.7%	0.6%	0.6%	1.4%	0.6%	0.5%	0.6%	1.5%	0.7%	0.5%	0.6%	
TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	

*Other vouchers or means of payment.

V.3. D&S Financial Information

TABLE 12 : MAIN INDICATORS	JANUARY-SEPTEMBER		JANUARY-SEPTEMBER		CHANGE
	2002		2001		2002 / 2001
		%		%	%
	Th Ch$	OF REVENUES	Th Ch$	OF REVENUES.	
NET REVENUES	737,899,504	100.00%	652,332,210	100.00%	13.12%
GROSS INCOME	171,776,673	23.28%	147,178,357	22.56%	16.71%
SELLING AND ASMINISTRATIVE EXPENSES	138,591,945	18.78%	112,050,947	17.18%	23.69%
OPERATING INCOME	33,184,728	4.50%	35,127,410	5.38%	-5.53%
NON OPERATING INCOME	(4,930,651)	-0.67%	(898,813)	-0.14%	448.57%
NET INCOME	23,904,625	3.24%	28,706,346	4.40%	-16.73%
INITIAL NET WORTH	286,146,762		261,849,400		9.28%
NET INCOME/ INITIAL SHAREHOLDERS' EQUITY	11.14%		14.62%		

TABLE 13 : CONDENSED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001			
	09.30.2002 ThCh$	09.30.2001 Th Ch$	CHANGE 2002 / 2001
CURRENT ASSETS	225,557,438	131,427,011	71.62%
FIXED ASSETS	473,726,195	442,274,912	7.11%
OTHER ASSETS	17,502,369	81,327,794	-78.48%
TOTAL ASSETS	**716,786,002**	**655,029,716**	**9.43%**
CURRENT LIABILITIES	277,600,582	201,260,973	37.93%
LONG TERM LIBILITIES	135,603,436	171,396,543	-20.88%
TOTAL DEBT	413,204,018	372,657,517	10.88%
MINORITY INTEREST	513,397	394,739	30.06%
NET WORTH	303,068,587	281,977,461	7.48%
TOTAL LIABILITIES	**716,786,002**	**655,029,716**	**9.43%**

TABLE 14 : FINANCIAL RATIOS				CHANGE
		09.30.2002	09.30.2001	2002 / 2001
TOTAL DEBT	Th Ch$	413,204,018	372,657,517	10.88%
FINANCIAL DEBT	Th Ch$	257,255,420	222,014,786	15.87%
LIQUIDITY RATIO	Times	0.81	0.65	
ACID RATIO	Times	0.50	0.32	
TOTAL DEBT/TOTAL ASSETS	Times	0.58	0.57	
TOTAL DEBT/SHAREHOLDER'S EQUITY	Times	1.36	1.32	
FINANCIAL DEBT/SHAREHOLDERS' EQUITY	Times	0.85	0.79	
INTEREST EXPENSES COVERAGE	Times	5.86	6.24	
SHORT TERM LIABILITIES	%	67%	54%	
LONG TERM LIABILITIES	%	33%	46%	

TABLE 15 : PROFITABILITY RATIOS			
		09.30.2002	09.30.2001
RETURN OVER SHAREHOLDERS' EQUITY	%	11.14%	14.62%
RETURN OVER ASSETS	%	4.45%	5.84%
RETURN OVER OPERATIONAL ASSETS	%	4.56%	6.67%
EARNINGS PER SHARE	$	17.32	20.80
RETURN OF DIVIDENDS	%		

V.4. Market Share

D&S MARKET SHARE

In the two-month period July-August 2002, D&S achieved 29.6% of market share countrywide, compared to D&S's market share of 29.4% in the same period of 2001.

Twelve-months accumulated market share of D&S as of August 30, 2002 is 30.5%, that is, 1.7 percentage points higher than in the same period of 2001, when D&S accounted for 28.8% of the supermarket industry.

The hypermarket formats (Lider, Lider Mercado and Lider Vecino) increased its market share in the country from 20.9% in the period July-August 2001 to a 24.3% of the market in the same period 2002. The supermarket formats (Ekono and Almac) decreased its country market share from 8.5% in the period July-August 2001, to a 5.3% in 2002. This decrease is explained by the conversions into the Lider Vecino hypermarket format and the opening of new stores under the hypermarket format.

FIGURE 2: D&S MARKET SHARE


32%
30%
28%
26%
24%
22%
20%
18%
I II III IV I II III IV I II III IV I II III IV I II III IV I II III
1997 1998 1999 2000 2001 2002
QUARTER

SOURCE: INE (National Bureau of Statistics), July 2002.

* III Quarter 2002 includes July and August only.

Supermarket Industry Total Sales

During the two-month period July-August 2002, supermarket industry sales totaled the amount of US$648.6 million (Ch$486 billion), which represents a 7.5% growth over the same period of 2001.

Total sales of the Chilean supermarket industry for the period January-August 2002 amounted to US$2,549.8 million (Ch$1,909 billion), recording an 8.0% growth over the same period of the former year.

D&S total sales growth is above the industry figures (8.3% for the period July-August and 13.2% for the period January-August 2002).

TABLE 16 : D&S and SUPERMARKET INDUSTRY SALES

	TOTAL STORES						
	IQ	IIQ	*IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S							
2002	210,737,050,747	221,025,357,075	143,859,412,844		431,762,407,822	575,621,820,667	
2001	179,853,806,878	195,718,633,469	132,852,874,092		375,572,440,347	508,425,314,438	
% Change YoY	17.2%	12.9%	8.3%		15.0%	13.2%	
N° of Stores	55	58	58		58	58	
MARKET SHARE	29.81%	30.84%	29.62%		30.33%	30.15%	
TOTAL SUPERMARKET INDUSTRY							
2002	706,883,055,473	716,595,399,612	485,646,693,452		1,423,478,455,085	1,909,125,148,537	
2001	644,126,167,710	671,190,993,320	451,693,773,957	0	1,315,317,161,029	1,767,010,934,986	
% Change YoY	9.7%	6.8%	7.5%		8.2%	8.0%	
N° of Stores	630	633	640		633	640	

* III Quarter 2002 includes July and August only.

FIGURE 3: MARKET SHARE HYPERMARKET FORMAT- D&S V/S INDUSTRY



SOURCE: INE (National Bureau of Statistics), July 2002.
* III Quarter 2002 includes July and August only.

FIGURE 4: SUPERMARKET INDUSTRY - MARKET SHARE BY FORMAT



SOURCE: INE (National Bureau of Statistics), July 2002.
* III Quarter 2002 includes July and August only.

FIGURE 5: D&S- SHARE OF SALES BY FORMAT



D&S and Industry Market Share by Format

Within the Company, the hypermarket format has increased its share of total D&S sales from 71.4% in the third quarter 2001 to 82.0% in 2002. This increase results from the conversion of Ekono supermarkets into Lider Vecino hypermarkets and the new store openings, most of them (5 of 6) under the Lider format.

Period July-August 2002
During the period July-August 2002, the hypermarket format continues to show market share increases in the Chilean industry, reaching a 36.1% compared to a 30.5% recorded in the same period the former year. Meanwhile, the supermarket format shows a decrease in market share, from 69.5% in the period July-August 2001, to a 63.9% in the same period of the current year.

Period January-August 2002
As of August 30, 2002 the hypermarket format accounts for a 35.1% of the industry sales, and supermarkets represent a 64.9% of the total. The comparison with market share figures of the same period the former year (29.8% for hypermarkets and 70.2% for supermarkets) shows sustained growth of the hypermarket format in our country.

V.5. Stores

TABLE 17: GEOGRAPHIC DISTRIBUTION OF D&S STORES

REGION / MUNICIPALITY	LIDER	LIDER MERCADO	LIDER VECINO	TOTAL HYPERMARKETS	ALMAC	EKONO	TOTAL SUPERMARKETS	TOTAL D&S
ARICA						1	1	1
IQUIQUE			1	1		0	0	1
I Region			**1**	**1**		**1**	**1**	**2**
ANTOFAGASTA	1			1				1
CALAMA	1			1		2	2	3
II Region	**2**			**2**		**2**	**2**	**4**
LA SERENA	1			1				1
IV	**1**			**1**				**1**
CALERA						1	1	1
QUILPUE	1			1		1	1	2
VIÑA DEL MAR	1			1		2	2	3
V	**2**			**2**		**4**	**4**	**6**
CERRILLOS	1			1				1
EL BOSQUE			1	1		0	0	1
EST CENTRAL	1			1				1
INDEPENDENCIA			1	1		0		1
LA FLORIDA	2		1	3		0	0	3
LA REINA	1			1				1
LAS CONDES			1	1	1	5	6	7
LO BARNECHEA		1		1		1	1	2
MACUL	1			1		0	0	1
MAIPU	1			1		2	2	3
ÑUÑOA			1	1		3	3	4
PROVIDENCIA					2	3	5	5
PUENTE ALTO	1			1				1
RECOLETA			1	1		0	0	1
SAN BERNARDO			1	1		0	0	1
SAN MIGUEL	1			1		1	1	2
SAN RAMON			1	1		0	0	1
VITACURA	1			1	1	0	1	2
Metropolitan Region XIII	**10**	**1**	**8**	**19**	**4**	**15**	**19**	**38**
RANCAGUA	1			1			0	1
VI Region	**1**			**1**			**0**	**1**
TALCA			1	1		0	0	1
VII Region			**1**	**1**		**0**	**0**	**1**
CONCEPCION	2			2				2
VIII Region	**2**			**2**				**2**
TEMUCO	1			1		1	1	2
IX Region	**1**			**1**		**1**	**1**	**2**
VALDIVIA	1			1				1
OSORNO			1	1		0	0	1
PUERTO MONTT	1			1				1
X Region	**2**		**1**	**3**		**0**	**0**	**3**
COMPANY TOTAL	**21**	**1**	**11**	**33**	**4**	**23**	**27**	**60**

V.6. Historical Series

TABLE 18: GROSS MARGIN (% OF REVENUES)

	Q1	Q2	Q3	Q4
CONSOLIDATED D&S				
2002	22.6	23.3	23.9	
2001	22.4	22.2	23.0	22.4
2000	21.6	22.3	21.6	21.4
1999	20.7	21.0	21.5	20.6
1998	22.1	22.6	23.2	17.6
1997	21.2	22.2	22.2	21.7

TABLE 19: RECURRING EXPENSES (% OF REVENUES)

	Q1	Q2	Q3	Q4
CONSOLIDATED D&S				
2002	13.6	15.5	15.4	
2001	12.6	14.1	13.3	12.1
2000	11.9	13.1	12.6	12.3
1999	12.9	14.4	13.5	14.1
1998	13.1	13.1	13.2	12.7
1997	12.0	12.6	13.1	11.2

TABLE 20: EBITDA MARGIN (% OF REVENUES)

	Q1	Q2	Q3	Q4
CONSOLIDATED D&S				
2002	8.5	6.8	8.2	
2001	9.8	7.9	9.0	10.2
2000	9.9	8.9	8.9	8.8
1999	7.6	6.7	8.0	6.5
1998	8.4	8.4	7.7	2.8
1997	8.5	8.8	8.8	9.3

TABLE 21: OPERATING MARGIN (% OF REVENUES)

	Q1	Q2	Q3	Q4
CONSOLIDATED D&S				
2002	5.1	3.5	4.9	
2001	6.2	4.5	5.6	7.3
2000	6.1	5.3	5.5	5.8
1999	3.8	2.9	3.8	2.9
1998	5.7	5.9	5.0	-0.1
1997	6.0	6.1	5.9	6.7

V.7. Quarterly Results

TABLE N°22: Third Quarter Results

	Q1			Q2			Q3			Q4		
	Ch$ millions	%	Ch. YOY	Ch$ millions	%	Ch. YOY	Ch$ millions	%	Ch. YOY	Ch$ millic	%	Ch. YOY
Sales	212,664	88.4%	17.6%	221,732	88.6%	12.7%	219,665	89.0%	5.6%			
Other Income	28,031	11.6%	40.8%	28,603	11.4%	29.5%	27,205	11.0%	0.7%			
Net revenues	**240,695**	**100.0%**	**19.9%**	**250,335**	**100.0%**	**14.4%**	**246,869**	**100.0%**	**6.3%**			
Cost of sales	186,203	77.4%	19.6%	191,951	76.7%	12.8%	187,969	76.1%	5.0%			
Gross Income / Margin	54,492	22.6%	21.0%	58,384	23.3%	20.1%	58,900	23.9%	10.3%			
Recurring Operating Expenses	32,643	13.6%	29.1%	38,883	15.5%	26.5%	38,044	15.4%	23.2%			
Start-up Expenses	1,337	0.6%	100.0%	2,431	1.0%	100.0%	561	0.2%	100.0%			
Total Operating Expenses (SG&A)	33,979	14.1%	34.4%	41,313	16.5%	32.0%	38,605	15.6%	18.5%			
EBITDA	**20,513**	**8.5%**	**3.8%**	**17,071**	**6.8%**	**-1.5%**	**20,295**	**8.2%**	**-2.5%**			
Depreciation	8,201	3.4%	9.0%	8,222	3.3%	8.1%	8,271	3.4%	7.8%			
Total Operating Expenses	**42,180**	**17.5%**	**28.6%**	**49,536**	**19.8%**	**27.3%**	**46,876**	**19.0%**	**16.5%**			
Operating Income	**12,312**	**5.1%**	**0.6%**	**8,849**	**3.5%**	**-9.0%**	**12,024**	**4.9%**	**-8.5%**			
Financial Expenses	(3,712)	-1.5%	20.6%	(2,819)	-1.1%	-9.2%	(3,350)	-1.4%	8.0%			
Other Non-operating Income (Expenses)	(110)	0.0%	-108.0%	1,920	0.8%	-30.2%	3,142	1.3%	-127.2%			
Monetary Correction	171	3.6%	-87.2%	2,187	2.4%	15.1%	3,274	3.5%	-27.9%			
Non-Operating Income	**(3,822)**	**-1.6%**	**134.2%**	**(900)**	**-0.4%**	**156.0%**	**(208)**	**-0.1%**	**-119.2%**			
Income before Tax	8,489	3.5%	-20.0%	7,949	3.2%	-15.2%	11,816	4.8%	-16.9%			
Income Tax	(1,305)	-0.5%	-18.7%	(1,260)	-0.5%	-16.8%	(1,971)	-0.8%	-22.6%			
Minority Interest	(29)	0.0%	-27.8%	(18)	0.0%	-44.4%	(24)	0.0%	-40.3%			
Income	7,155	3.0%	-20.2%	6,671	2.7%	-14.8%	9,821	4.0%	-15.6%			
Amortization of Goodwill	86	0.0%	2.2%	86	0.0%	-2.0%	86	0.0%	-2.2%			
Net Income	**7,241**	**3.0%**	**-20.0%**	**6,757**	**2.7%**	**-14.6%**	**9,907**	**4.0%**	**-15.5%**			

(Exchange rate US$ =Ch$ 748.73)

	H1			9M			TOTAL		
	Ch$ millions	%	Ch. YOY	Ch$ millions	%	Ch. YOY	Ch$ millions	%	Ch. YOY
Sales	434,396	88.5%	15.1%	654,060	88.6%	11.6%			
Other Income	56,634	11.5%	34.8%	83,839	11.4%	35.9%			
Net revenues	**491,030**	**100.0%**	**17.0%**	**737,900**	**100.0%**	**13.1%**			
Cost of sales	378,154	77.0%	16.1%	546,369	74.0%	10.7%			
Gross Income / Margin	112,876	23.0%	20.5%	171,777	23.3%	16.7%			
Recurring Operating Expenses	71,525	14.6%	27.7%	109,570	14.8%	26.0%			
Start-up Expenses	3,767	0.8%	100.0%	4,329	0.6%	100.0%			
Total Operating Expenses (SG&A)	75,293	15.3%	33.1%	113,898	15.4%	27.7%			
EBITDA	**37,584**	**7.7%**	**1.3%**	**57,879**	**7.8%**	**-0.1%**			
Depreciation	16,423	3.3%	8.5%	24,694	3.3%	8.2%			
Total Operating Expenses	**91,716**	**18.7%**	**27.9%**	**138,592**	**18.8%**	**23.7%**			
Operating Income	**21,160**	**4.3%**	**-3.7%**	**33,185**	**4.5%**	**-5.5%**			
Financial Expenses	(6,531)	-1.3%	5.7%	(9,882)	-1.3%	6.4%			
Other Non-operating Income (Expenses)	1,809	0.4%	-56.2%	4,951	0.7%	-3.2%			
Monetary Correction	2,358	0.5%	-27.2%	5,632	0.8%	-33.7%			
Non-Operating Income	**(4,722)**	**-1.0%**	**138.1%**	**(4,931)**	**-0.7%**	**448.6%**			
Income before Tax	16,438	3.3%	-17.7%	28,254	3.8%	-17.5%			
Income Tax	(2,565)	-0.5%	-17.8%	(4,536)	-0.6%	-20.0%			
Minority Interest	(47)	0.0%	-35.2%	(71)	0.0%	-37.1%			
Income	13,826	2.8%	-17.7%	23,647	3.2%	-16.9%			
Amortization of Goodwill	172	0.0%	0.0%	258	0.0%	-0.8%			
Net Income	**13,998**	**2.9%**	**-17.5%**	**23,905**	**3.2%**	**-16.7%**			

(Exchange rate US$ =Ch$ 748.73)

V.8. Macroeconomics



FIGURE 6: ECONOMIC ACTIVITY MONTHLY INDEX (IMACEC)

SOURCE : Chile Central Bank, September 2002.   Average base 1996 = 100



FIGURE 7: RETAIL SECTOR SALES INDEX (SAME STORE SALES)

SOURCE: Chilean Chamber of Commerce, September 2002.   Average base 2000 = 100



FIGURE 8: SUPERMARKET INDUSTRY - SAME STORE SALES INDEX

SOURCE: Chilean Chamber of Commerce, ASACH, September 2002.   Average base 2000 = 100

V.9. Third Quarter 2002:
Economic Environment and Future Prospects

After the pronounced slowdown of economic growth experienced during the period 1998-2001, Chile has faced difficulties in resuming the former high growth rates. A series of factors explain this slowdown as well as the difficulties for an economic rebound.

Among the causes for the economic slowdown we can highlight the following:

1) the slowdown in world economy and the regional crises due to their negative impact on the prices of our exports, on capital flows into our country, on the profits of companies (especially those which have made investment in or aimed their exports to Argentina and Brazil), and on the volatility of the currency exchange and equity markets.

2) The deterioration in the framework of domestic policies resulting from the labor reform, the heightened uncertainty regarding tax policies, and the slow speed in solving regulatory constraints affecting investment in some key economic sectors (fishing, power supply, communications); and

3) The maturation process which developed after the initial impact of structural reforms introduced in the period 1975-1996.

With regards to economic growth during the current year, after this reached an annualized rate of only 0.5% in the first quarter, this rose to a 3.0% in the second quarter. Regarding the most recent months, after the low growth rates shown in the months of June and July, economic growth experienced a rebound in August and September. In terms of domestic expenditure (private and public consumption plus investment), after the negative growth rates shown throughout the four quarters of the former year, the current year presented an upturn in domestic expenditure, which rose to a 3.8% annualized growth rate – seasonally adjusted – in the first quarter and to 3.9% rate in the second quarter. Notwithstanding the onset of a recovery in domestic consumption, negative growth rates still linger in four consecutive quarters: -2.7% in the first quarter and -0.4% in the second.

Given the drecent developments, growth rates for the economy in the current year are likely to be in the order of 2.0%, and inflation rates should be closer to 3.0%.

As a result of this poor macroeconomic picture, retail sales and supermarket sales continue to present reduced dynamism.

If we look towards the coming year, with the progressive slowdown of the world economy – especially in the United States, Europe and Japan, in addition to the fact that Brazil is undergoing a difficult situation which will only start to clear out by the first half of 2003, economic prospects appear to present no improvement. At the current moment, more than ever before, the country needs a national consensus for the achievement of growth. This consensus should be aimed at reducing uncertainties and internal constraints which increase the costs of investment and labor occupation, which in turn leads to a deterioration in expectations of entrepreneurs and consumers. Looking to the future, the eventual recovery of the world economy, a better access to international markets and progress made in terms of reforms intended to boost economic growth will be the main factor that will enable us to resume high growth rates. Nevertheless, economic growth for the year 2003 will remain at low levels, with an average estimate of 3.4% albeit presenting important risks, most of which would downgrade this estimate.

Vittorio Corbo
Economist
Pontificia Universidad Católica de Chile

VI. FECU
VI.1. Balance Sheets - Assets

Rut:	96439000-2			
Period:	01-01-2002 to 09-30-2002		1.01.04.00 R.U.T.	
Expressed in: Thousand Chilean pesos			96439000-2	
Type of Balance Statement: Consolidated				
2.00	FINANCIAL STATEMENTS			
2.01	BALANCE SHEETS		month day year	month day year
1.00.01.30	Type of currency: Chilean pesos		from 01/ 01/ 2002	from 01/ 01/ 2001
1.00.01.40	Type of Balance Statement: Consolidated		to 09/ 30/ 2002	to 09/ 30/ 2001

ASSETS			CURRENT	PRIOR
5.11.00.00	**TOTAL CURRENT ASSETS**		**225,557,438**	**131,427,010**
	5.11.10.10	Cash and cash equivalents	8,911,561	15,426,609
	5.11.10.20	Time deposits		
	5.11.10.30	Marketable securities (net)	158,921	221,541
	5.11.10.40	Sales debtors (net)	42,853,849	33,020,970
	5.11.10.50	Notes receivable (net)	1,134,654	871,337
	5.11.10.60	Sundry debtors (net)	74,257,445	9,110,718
	5.11.10.70	Documents and accounts receivable from related companies	1,283,604	169,521
	5.11.10.80	Inventories (net)	87,376,918	67,160,866
	5.11.10.90	Refundable taxes	3,747,307	1,669,744
	5.11.20.10	Prepaid expenses	3,730,198	2,822,220
	5.11.20.20	Deferred taxes	1,626,336	374,898
	5.11.20.30	Other current assets	476,645	578,586
	5.11.20.40	Leasing contracts (net)		
	5.11.20.50	Assets for leasing (net)		
5.12.00.00	**TOTAL FIXED ASSETS**		**473,726,195**	**442,274,912**
	5.12.10.00	Land	127,356,684	124,928,017
	5.12.20.00	Buildings and infrastructure	323,020,023	292,223,753
	5.12.30.00	Machinery and equipment	122,614,465	105,201,855
	5.12.40.00	Other fixed assets	60,945,539	49,896,645
	5.12.50.00	Reserve for techinical revaluation of fixed assets	3,959,303	3,959,610
	5.12.60.00	Depreciation (minus)	(164,169,819)	(133,934,968)
5.13.00.00	**TOTAL OTHER ASSETS**		**17,502,369**	**81,327,794**
	5.13.10.10	Investment in related companies	1,510,293	595,013
	5.13.10.20	Investment in other companies	68,417	69,244
	5.13.10.30	Goodwill	10,762,314	11,537,877
	5.13.10.40	Negative goodwill (minus)	(1,154,652)	(1,571,684)
	5.13.10.50	Long-term debtors	2,266,319	64,321,607
	5.13.10.60	Notes and accounts receivable from related companies - long term		
	5.13.10.65	Long-term deferred taxes		
	5.13.10.70	Intangibles		
	5.13.10.80	Amortization (minus)		
	5.13.10.90	Others	4,049,678	6,375,737
	5.13.20.10	Long-term leasing contracts (net)		
5.10.00.00	**TOTAL ASSETS**		**716,786,002**	**655,029,716**

VI. FECU

VI.2. Balance Sheets - Liabilities

96439000-2			
01-01-2002 to 09-30-2002		1.01.04.00 R.U.T.	
: Thousand Chilean pesos		96439000-2	
ıce Statement: Consolidated		month day year	month day year
Type of currency: Chilean pesos		from 01/ 01/ 2002	from 01/ 01/ 2001
Type of Balance Statement: Consolidated		to 09/ 30/ 2002	to 09/ 30/ 2001
		CURRENT	**PRIOR**
TOTAL CURRENT LIABILITIES		**277,600,581**	**201,260,973**
5.21.10.10	Debt with banks and financial institutions - short term	84,745,706	28,258,352
5.21.10.20	Debt with banks and financial institutions - long term portion	35,217,168	18,625,794
5.21.10.30	Obligations with public (notes)		
5.21.10.40	Obligations with public - short term portion (bonds)	2,886,206	2,892,455
5.21.10.50	Long term debt with maturity within a year	4,786,095	4,312,113
5.21.10.60	Dividends to be paid		
5.21.10.70	Accounts payable	126,290,395	124,518,181
5.21.10.80	Documents payable		
5.21.10.90	Sundry creditors	6,368,468	4,824,781
5.21.20.10	Documents and accounts payable to suppliers	8,805,119	5,722,800
5.21.20.20	Accruals	6,216,688	8,782,851
5.21.2030	Witholdings	2,095,906	1,658,453
5.21.20.40	Income tax	73,498	1,468,299
5.21.20.50	Income received in advance	49,243	17,178
5.20.20.60	Deferred taxes	-	
5.21.20.70	Other current assets	66,089	179,716
TOTAL LONG TERM LIABILITIES		**135,603,437**	**171,396,543**
5.22.10.00	Debt with banks and financial institutions	40,055,087	74,843,517
5.22.20.00	Obligations with public - long term (bonds)	79,625,026	79,803,862
5.22.30.00	Documents payable - long term	238,137	1,625,196
5.22.40.00	Sundry creditors - long term	9,244,050	11,653,497
5.22.50.00	Notes & accounts payable to related companies		
5.22.60.00	Accruals	3,403,265	2,342,239
5.22.65.00	Deferred taxes - long term	2,741,150	765,092
5.22.70.00	Other long term liabilities	296,722	363,140
MINORITY INTEREST		**513,397**	**394,739**
SHAREHOLDERS' EQUITY		**303,068,587**	**281,977,461**
5.24.10.00	Capital paid	208,528,749	206,710,479
5.24.20.00	Capital revaluation reserve	2,710,874	4,545,509
5.24.30.00	Additional paid-in capital		
5.24.40.00	Other reserves	1,279,325	1,279,423
5.24.50.00	Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	90,549,639	69,442,050
5.24.51.00	Reserve for future dividends		
5.24.52.00	Accrued income	66,645,014	40,735,704
5.24.53.00	Accrued loss (minus)		
5.24.54.00	Income (loss) for the period	23,904,625	28,706,346
5.24.55.00	Provisory dividends (minus)		
5.24.56.00	Accrued deficit development period		
TOTAL LIABILITIES		**716,786,002**	**655,029,716**

VI. FECU
VI.3. Income Statement

Rut: 96439000-2
Period :   01-01-2002 to 09-30-2002   1.01.04.00 R.U.T.
Expressed in : Thousand Chilean pesos   96439000-2
Type of Balance Statement: Consolidated   month day year   month day year
1.00.01.30   Type of currency   Pesos   from 01/ 01/ 2002   from 01/ 01/ 2001
1.00.01.40   Type of Balance Statemen Consolidated   to   09/ 30/ 2002   to   09/ 30/ 2001

	INCOME STATEMENT	CURRENT	PRIOR
5.31.11.00	**OPERATING INCOME**	**33,184,728**	**35,127,410**
5.31.11.10	GROSS MARGIN	171,776,673	147,178,357
5.31.11.11	Net revenues	737,899,504	652,332,210
5.31.11.12	Cost of sales (minus)	(566,122,831)	(505,153,853)
5.31.11.20	Selling and administrative expenses (minus)	(138,591,945)	(112,050,947)
5.31.12.00	**NON-OPERATING INCOME**	**(4,930,651)**	**(898,813)**
5.31.12.10	Financial/interest income	342,061	838,196
5.31.12.20	Income from investment in related companies	252,847	142,109
5.31.12.30	Other non-operating income	98,756	63,398
5.31.12.40	Loss from investment in related companies (minus)	(16,247)	-
5.31.12.50	Amortization of goodwill (minus)	(580,419)	(573,389)
5.31.12.60	Financial expenses (minus)	(9,881,519)	(9,289,108)
5.31.12.70	Other non-operating expenses (minus)	(778,049)	(577,088)
5.31.12.80	Monetary correction	(191,962)	(444,270)
5.31.12.90	Currency exchange differences	5,823,881	8,941,339
5.31.10.00	**INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS**	**28,254,077**	**34,228,597**
5.31.20.00	INCOME TAX	(4,536,238)	(5,669,194)
5.31.30.00	EXTRAORDINARY ITEMS		-
5.31.40.00	NET INCOME (LOSS) BEFORE MINORITY INTEREST	23,717,839	28,559,403
5.31.50.00	MINORITY INTEREST	(71,153)	(113,101)
5.31.00.00	**NET INCOME (LOSS)**	**23,646,686**	**28,446,302**
5.32.00.00	Amortization of negative goodwill	257,939	260,044
5.30.00.00	**NET INCOME (LOSS) FOR THE PERIOD**	**23,904,625**	**28,706,346**

VI. FECU

VI.4. Cash Flows Statement

			1.01.04.00	R.U.T.
1.00	Type of Currency	Pesos		96.439.000-2
1.00	Type of Balance Statement	Consolidated	month day year	month day year
5.03	Method of Cash Flow	I	from 01/01/2002	from 01/01/2001
	Statement		to 09/30/2002	to 09/30/2001

	CASH FLOWS STATEMENTS - INDIRECT		CURRENT	PRIOR
5.50.00.00	**NET CASH FLOWS FROM OPERATING ACTIVITIES**		**-6,834,242**	**24,793,585**
5.50.10.00	Income (loss) for the period		23,904,625	28,706,346
5.50.20.00	Income on sale of fixed assets		65,430	21,564
	5.50.20.10	(Gain) Loss on sale of fixed assets	65,430	21,564
	5.50.20.20	Gain on sale of investments (minus)		
	5.50.20.30	Loss on sale of investments		
	5.50.20.40	(Gain) Loss on sale of other assets		
5.50.30.00	Charges (credit) to income statement which do not represent cash flows		19,512,096	14,863,426
	5.50.30.05	Depreciation for the period	24,693,910	22,827,755
	5.50.30.10	Amortization of intangibles		
	5.50.30.15	Writeoffs and provisions		
	5.50.30.20	Gain from investment in related companies (minus)	-252,847	-142,109
	5.50.30.25	Loss from investment in related companies	16,247	
	5.50.30.30	Amortization of goodwill	580,419	573,389
	5.50.30.35	Amortization of negative goodwill (minus)	-257,939	-260,044
	5.50.30.40	Net monetary correction	191,963	444,270
	5.50.30.45	Net currency exchange difference	-5,823,881	-8,941,339
	5.50.30.50	Other credits to income statement which do not represent cash flows		
	5.50.30.55	Other charges to income statement which do not represent cash flows	364,224	361,504
5.50.40.00	Changes in assets affecting cash flows (increase) decrease		-23,012,836	-19,270,486
	5.50.40.10	Sales debtors	-3,408,484	-1,654,078
	5.50.40.20	Inventories	-17,644,363	-15,358,334
	5.50.40.30	Other assets	-1,959,989	-2,258,074
5.50.50.00	Changes in liabilities affecting cash flows (increase) decrease		-27,374,710	359,634
	5.50.50.10	Accounts payable related to the operation	-25,048,940	-3,131,445
	5.50.50.20	Interest payable	1,008,081	924,806
	5.50.50.30	Income tax payable (net)	-1,010,343	3,380,463
	5.50.50.40	Other accounts payable related to results other than operation	620,373	2,360,423
	5.50.50.50	VAT and other similar taxes payable (net)	-2,943,881	-3,174,613
5.50.60.00	Gain (loss) in minority interest		71,153	113,101
5.41.12.00	**NET CASH FLOWS FROM FINANCING ACTIVITIES**		**41,606,119**	**15,682,893**
	5.41.12.05	Proceeds from issuance of common stock		
	5.41.12.10	Proceeds from loans	87,102,733	37,752,237
	5.41.12.15	Bonds		
	5.41.12.20	Proceeds from loans from related companies		
	5.41.12.25	Proceeds from other loans from related companies	4,039,036	4,498,968
	5.41.12.30	Other sources of financing		
	5.41.12.35	Payment of dividends (minus)	-13,972,500	-8,597,555
	5.41.12.40	Withdrawals of capital (minus)		
	5.41.12.45	Repayment of loans (minus)	-35,460,849	-17,868,420
	5.41.12.50	Repayment of bonds (minus)		-102,337
	5.41.12.55	Repayment of loans from related companies (minus)		
	5.41.12.60	Repayment of other loans from related companies (minus)		
	5.41.12.65	Expenses from the issuance of common stock (minus)		
	5.41.12.70	Expenses from the issuance of bonds (minus)		
	5.41.12.75	Other expenses related to financing activities (minus)		
5.41.13.00	**NET CASH FLOWS FROM INVESTING ACTIVITIES**		**-54,523,973**	**-61,535,750**
	5.41.13.05	Proceeds from sale of property, plant and equipment	65,418	1,029,955
	5.41.13.10	Proceeds from sale of long-term investments		
	5.41.13.15	Proceeds from sale of other investments		
	5.41.13.20	Decrease in loans to related companies		
	5.41.13.25	Decrease in other loans to related companies		
	5.41.13.30	Other proceeds from investment	281,689	
	5.41.13.35	Purchases of property, plant and equipment	-53,884,670	-58,989,595
	5.41.13.40	Payment of capitalized interest (minus)	-736,415	-1,052,047
	5.41.13.45	Long-term investments (minus)		-588,422
	5.41.13.50	Investment in financial instruments (minus)		
	5.41.13.55	Loans to related companies (minus)		
	5.41.13.60	Other loans to related companies (minus)	-249,995	-108,056
	5.41.13.65	Other expenses from investing activities (minus)		-1,829,334
5.41.10.00	**NET CASH FLOWS FOR THE PERIOD**		**-19,752,096**	**-21,059,272**
5.41.20.00	**EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS**		**-3,258**	**-1,389,355**
5.41.00.00	**NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS**		**-19,755,354**	**-22,448,627**
5.42.00.00	**CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR**		**28,726,931**	**37,997,876**
5.40.00.00	**CASH AND CASH EQUIVALENTS AT END OF YEAR**		**8,971,577**	**15,549,249**





A School of service

Ticker Symbols
NYSE: DYS
Bolsa de Comercio de Santiago : D&S

Address
Distribución y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,
Quilicura Santiago de Chile
Phone
(56-2) 200 5301
Fax
(56-2) 624 2979

E-mail info@dys.cl

Website www.dys.cl

The information presented in this report has been prepared by the company based on the FECU (Uniform Code Statistics Form) submitted to the SVS (Superintendency of Securities and Insurance) on this date.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products and prices, and other factors detailed in the Company's filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward contained herein.



A School of service

Ticker Symbols
NYSE: DYS
Bolsa de Comercio de Santiago : D&S

Address
Distribución y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,
Quilicura Santiago de Chile
Phone
(56-2) 200 5301
Fax
(56-2) 624 2979

E-mail info@dys.cl

Website www.dys.cl